AH 8/28/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054031

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45640

SEC MAIL PROCESSING RECEIVED AUG 2 6 2002 WASH. D.C. 180 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KA Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Avenue of the Stars, Second Floor
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Daley (310) 284-5565
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name*)

Two Penn Center Plaza, Suite 820 (Address) Philadelphia (City) PA (State) 19102-1732 (Zip Code)

PROCESSED
SEP 1 8 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Daley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KA Associates, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Controller

Title

Elizabeth Barry

Notary Public

ELIZABETH BARRY
Comm. # 1361346
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires June 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

KA ASSOCIATES, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

JUNE 30, 2002

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
KA Associates, Inc.
Los Angeles, California

We have audited the statement of financial condition of KA Associates, Inc. as of June 30, 2002, and the related statements of income, changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KA Associates, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
August 7, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KA Associates, Inc. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/02 [99]
SEC FILE NO. 8-45640 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 925,280 [200]		$ 925,280 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	51,816 [295]		
B. Other	[300]	$ 20,052 [550]	71,868 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $			
B. At estimated fair value	[440]	16,800 [610]	16,800 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $			
B. Other securities $			
7. Secured demand notes market value of collateral:	[470]	[640]	[890]
A. Exempted securities $			
B. Other securities $			
8. Memberships in exchanges:			
A. Owned, at market $			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	7,100 [735]	7,100 [930]
12. **TOTAL ASSETS**	$ 977,096 [540]	$ 43,952 [740]	$ 1,021,048 [940]

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KA Associates, Inc. as of 6/30/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account	23,957	1114		1315	23,957	1560
B. Other	10	1115		1305		1540
15. Payable to non-customers	19,337	1155		1355	19,337	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	24,495	1205		1385	24,495	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 67,789	1230	$	1450	$ 67,789	1760

Ownership Equity

21. Sole proprietorship	15 $	1770
22. Partnership (limited partners 11 $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock - without par value; 10,000 shares authorized, issued and outstanding	219,285	1792
C. Additional paid-in capital	27,725	1793
D. Retained earnings	706,249	1794
E. Total	953,259	1795
F. Less capital stock in treasury	16 ( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 953,259	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 1,021,048	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KA Associates, Inc. as of 6/30/02

COMPUTATION OF NET CAPITAL

1.	*Total ownership equity from Statement of Financial Condition*			$ 953,259	3480
2.	Deduct ownership equity not allowable for Net Capital 19			(-)	3490
3.	Total ownership equity qualified for Net Capital			953,259	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			$ 953,259	3530
6.	Deductions and/or charges: 17				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 43,952	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(43,952)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions 20			$ 909,307	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities 18		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 909,307	3750

OMIT PENNIES

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein differs from the unaudited net capital reported by the Registrant as follows:

Unaudited net capital reported by Registrant	$920,217
Adjustments—	
Increase in accrued expenses	(10,910)
Audited net capital reported herein	$909,307

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KA Associates, Inc. as of 6/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 4,515	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 250,000	3760
14.	Excess net capital (line 10 less 13)	$ 659,307	3770
15	Excess net capital at 100% (line 10 less 10% of line 19) 22	$ 902,528	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition			$ 67,789	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3838
19.	Total aggregate indebtedness			$ 67,789	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 7.46	3750
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KA Associates, Inc.

For the period (MMDDYY) from 24 07/01/01 [3932] to 6/30/02 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 395,124	3935
	b. Commissions on listed option transactions	25 69	3938
	c. All other securities commissions	1,400,349	3939
	d. Total securities commissions	1,795,542	3940
2.	*Gains or losses on firm securities trading accounts*		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading	1,464	3949
	c. Total gain (loss)	1,464	3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	270,202	3995
9.	Total revenue	2,067,208	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11.	Other employee compensation and benefits		27 77,445	4115
12.	Commissions paid to other broker-dealers		435,005	4140
13.	Interest expense			4075
	a. Includes interest on accounts subject to subordination agreements	4070		
14.	Regulatory fees and expenses		18,091	4195
15.	Other expenses		1,296,667	4100
16.	Total expenses		$ 1,827,208	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 240,000	4210
18.	Provision for Federal income taxes (for parent only)		28	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
	a. After Federal income taxes of	4238		
20.	Extraordinary gains (losses)			4224
	a. After Federal income taxes of	4239		
21.	Cumulative effect of changes in accounting principles			4225
22.	Net income (loss) after Federal income taxes and extraordinary items		$ 240,000	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ N/A	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KA Associates, Inc.

For the period (MMDDYY) from 7/01/01 to 6/30/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 713,259	4240
A. Net income (loss)			240,000	4250
B. Additions (includes non-conforming capital of	29	4262)		4260
C. After Federal income taxes of		4272)		4270
2. Balance, end of period (From item 1800)			$ 953,259	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KA Associates, Inc. as of 6/30/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Bear Stearns Securities Corp. [4335] X [4570]
   - D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
32	1	4600	Owner distributive	4601	In	4602	250,000	4603	10/1/2002	4604	No	4605
33		4610		4611		4612		4613		4614		4615
34		4620		4621		4622		4623		4624		4625
35		4630		4631		4632		4633		4634		4635
36		4640		4641		4642		4643		4644		4645
37		4650		4651		4652		4653		4654		4655
38		4660		4661		4662		4663		4664		4665
39		4670		4671		4672		4673		4674		4675
40		4680		4681		4682		4683		4684		4685
41		4690		4691		4692		4693		4694		4695

TOTAL $ 42 N/A [4699]
OMIT PENNIES

Instructions: *Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.*

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

KA ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

Year ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$240,000
Adjustments to reconcile net income to net cash used for operating activities	
(Increase) decrease in	
Receivables from brokers or dealers	5,839
Receivables from non-customers	19,270
Prepaid taxes	(7,100)
Increase (decrease) in	
Payable to broker	5,097
Payable to non-customers	(31)
Accounts payable and accrued expenses	11,661
Net cash provided by operating activities	274,736
Net increase in cash and cash equivalents	274,736
CASH AND CASH EQUIVALENTS	
Beginning of year	650,544
End of year	$925,280

(1) ORGANIZATION AND NATURE OF BUSINESS

KA Associates, Inc. (the ***"Company"***), a Nevada Corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, brokerage accounts and short-term highly liquid investments.

Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis. Realized gains and losses from securities transactions are reported on the basis of identified cost.

Securities Owned, at Market

All equity securities owned are valued at market and unrealized gains and losses are reflected in revenue.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for federal and state tax purposes whereby taxable income is reported by the Company's stockholders. The Company is subject to California State franchise tax at the rate of 1.5% of taxable income.

(3) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Bear Stearns Securities Corporation (the ***"Clearing Broker"***). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

(4) RELATED PARTY TRANSACTIONS

The costs of personnel, office facilities and equipment, and other general operating services necessary for the conduct of the Company's broker/dealer operations are borne by certain affiliated companies. As compensation for these services, the Company pays monthly management fees to these affiliated companies based upon each affiliate's proportionate contribution to the Company's net income less an agreed upon profit to be retained by the Company. Management fees for the year ended June 30, 2002 were approximately $1,217,000. At June 30, 2001, payable to non-customers represents amounts payable to these affiliates.

During the year ended June 30, 2002, the Company executed security transactions for certain affiliated parties for which it earned commissions, net of clearing costs and floor brokerage, of approximately $369,000. At June 30, 2002, receivable from non-customers includes $7,454 due from one of these affiliates for floor brokerage costs.

At June 30, 2002, receivable from non-customers also includes $12,598 receivable from certain of the Company's stockholders.

(5) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ration may fluctuate on a daily basis. At June 30, 2002, the Company had net capital of $909,307, and net capital requirements of $250,000. The percentage of aggregate indebtedness to net capital was 7.46%. These net capital requirements may effectively restrict the Company's ability to make distributions to its stockholders.

(6) INCOME TAXES

The components of income tax expense are as follows:

Current	$3,700
Deferred	-
Total	$3,700

The Company's deferred tax assets and liabilities primarily represent the tax effects of temporary differences between book and tax reporting of receivables and payables and certain intangible assets which are fully amortized for financial reporting purposes.

(7) SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company's brokerage accounts, which at June 30, 2002 amounted to $902,590, are maintained at its Clearing Broker.

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
KA Associates, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of KA Associates, Inc. for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
August 7, 2002